

June 4, 2012

Via E-mail
Patrick Carroll
Executive Vice President, Chief Financial Officer, and Treasurer
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119

> **Re:** **Lexington Realty Trust**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-12386**

Dear Mr. Carroll:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

General

1. Please tell us whether management considers funds from operations, net operating income and same store net operating income as key performance indicators. In this regard, we note your disclosure throughout the filing that the borrowing availability of your secured revolving credit facility is based upon the net operating income, as defined, of the properties comprising the borrowing base. We may have further comments.

Item 2. Properties, page 23

2. We note that you have office, industrial and retail properties. In future Exchange Act reports, please revise to provide property operating data, such as occupancy rate, tenant type, lease expirations and net effective rent, separately for each property type in addition to the data for the consolidated portfolio or advise. In future Exchange Act reports,

please also revise to clarify the property type associated with long-term leases and multi-tenanted properties.

3. In future Exchange Act reports, please include disclosure about your tenant rating diversification and tenant type. Please also include any appropriate risk factor disclosure as applicable.

Item 3. Legal Proceedings, page 36

4. We note your disclosure that your legal proceedings may be material to your operating results for any particular period. In future Exchange Act reports, describe briefly any material pending legal proceedings. Please refer to Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview, page 40

Investment Trends, page 41

5. We note your disclosure on page 41 in the "Build-to-Suit Transactions" chart. In future Exchange Act reports, please disclose costs incurred to date. For any completed developments, please disclose development costs per square foot and clarify whether leasing costs are included in that amount.

6. In future Exchange Act reports, please discuss whether occupancy or rents are driving changes in property revenues.

Leasing Trends, page 42

7. In future Exchange Act reports, please discuss leasing results for the period covered by the report, including balancing disclosure regarding first and second generation tenant improvement costs and leasing commissions. Please present these amounts on a per square foot basis or, alternatively, disclose square footage so it can be calculated.

8. In future Exchange Act reports, please disclose historical same store occupancy and average market rents trends. Please ensure that the average rent metric reflects the impact of concessions and tenant expense reimbursements.

9. We note your disclosure at the bottom of page 42 regarding the increased obligations of your property owner subsidiaries on new leases. To the extent this represents a material trend, please include appropriate trend disclosure in future Exchange Act reports.

10. In future Exchange Act reports, please discuss the relationship of market rents and expiring rents for your office and industrial segments. In addition, please include a comparison of new rents on renewed leases to prior rent.

11.   We note from your disclosure at the top of page 43 that you monitor the credit of your tenants. In future Exchange Act reports, please describe how your monitor tenant credit quality and identify any material changes in quality.

Liquidity, page 45

12.   Based on page 64, it appears that the line item Investment in Real Estate reflects the aggregate amount of acquisitions, development and capital expenditures within the investing section of the cash flow statement. In future filings please present the components of this line item on a disaggregated basis within investing activities due to their significance or expand your MD&A discussion to clarify the amounts related to the major components of this line item.

13.   In future periodic reports please provide a critical accounting policy addressing the types of costs capitalized in relation to your development activities. In addition, to the extent you capitalize certain soft costs such as interest, salaries or general and administrative expenses please quantify the amounts capitalized each year.

Results of Operations, page 50

14.   In future filings please provide more robust disclosure highlighting material impacts to your results of operations and the underlying causes. Refer to Item 303(a)(3) of Regulation S-K.

Contractual Obligations, page 53

15.   Please tell us, and quantify in future filings if material, the amount of tenant improvement allowances and lease commissions you guaranteed.

Item 8. Financial Statements and Supplementary Data, page 54

Notes to Consolidated Financial Statements, page 65

(7) Loans Receivable, page 73

16.   Please tell us how you have addressed the disclosure requirements in ASC 310-10-50 for your financing receivables.

(19) Commitments and Contingencies, page 89

17.   We note in the matter of Deutsche Bank Securities, Inv. and SPCP Group LLC v. Lexington Drake, LP the court ruled in favor of the plaintiffs. Please clarify if you have recognized any losses in your financial statements related to this matter. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the

additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

18.   Given your participation in lending $6.675 million in the form of a mezzanine loan to Lexington Allen L.P. for the settlement of litigation between Net Lease Strategic Assets Fund L.P. and the subsequent purchase of Allen, Texas office property which partially secured this loan, please tell us why you did not discuss this litigation settlement in your financial statements.

Signatures, page 104

19.   In future Exchange Act reports, please revise the signature page to include signatures for your principal executive officer, your principal financial officer, and your controller or principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3413 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Adviser at 202.551.3402 or Jennifer Gowetski, Senior Counsel at 202.551.3401 with any other questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant